                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                    FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to


                         Commission file number 0-23694
                                               ---------


                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                   401(k) PLAN




                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
                          200 CHISHOLM PLACE, SUITE 200
                               PLANO, TEXAS 75075

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(K) PLAN


            Index to Financial Statements and Supplemental Schedules


Independent Auditors' Report

Statement of Net Assets Available for Benefits as of December 31, 1997

Statement of Net Assets Available for Benefits as of December 31, 1996

Statement of Changes in Net Assets Available for Benefits - For the year ended December 31, 1997

Statement of Changes in Net Assets Available for Benefits - For the year ended December 31, 1996

Notes to Financial Statements

                                                                                       Schedules
                                                                                       ---------
Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1997
                                                                                           1

Item 27d - Schedule of Reportable Transactions - For the year ended December 31,
1997                                                                                       2


                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Heartland Wireless Communications, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Heartland Wireless Communications, Inc. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Heartland Wireless Communications, Inc. 401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                       /s/ KPMG Peat Marwick LLP

Dallas, Texas
May 20, 1998

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                 Statement of Net Assets Available for Benefits

                                December 31, 1997


                                                                                                          Goldman  Heartland
                                                       Washington      The           The                   Sachs    Wireless
                                                         Mutual       Growth      Investment   The Bond    Money  Communications,
                                                        Investors     Fund of     Company of    Fund of    Market  Inc. Common
                                             Total        Fund        America    America Fund   America     Fund      Stock
                                           ---------   ----------    ---------   ------------  ---------  ------- ---------------
Assets:
    Investments, at fair value (note 4):
       Goldman Sachs Money Market Fund     $   8,221           --           --             --         --    8,221              --
       Mutual funds                          166,758       63,837       59,871         43,050         --       --              --
       Bond fund                               6,901           --           --             --      6,901       --              --
       Heartland Wireless
Communications,                              104,164           --           --             --         --       --         104,164
                                           ---------   ----------    ---------   ------------  ---------  ------- ---------------
Inc. common stock
               Total investments             286,044       63,837       59,871         43,050      6,901    8,221         104,164

    Receivables:
       Employer contributions receivable       6,818           --           --             --         --       --           6,818
       Employee contributions receivable      19,945        4,393        4,353          2,870        913      385           7,031
                                           ---------   ----------    ---------   ------------  ---------  ------- ---------------
               Total receivables              26,763        4,393        4,353          2,870        913      385          13,849
                                           ---------   ----------    ---------   ------------  ---------  ------- ---------------
               Total assets                  312,807       68,230       64,224         45,920      7,814    8,606         118,013
                                           ---------   ----------    ---------   ------------  ---------  ------- ---------------

Payables - refunds payable                   (16,022)      (1,915)        (258)        (3,960)      (129)    (257)        (9,503)
                                           ---------   ----------    ---------   ------------  ---------  ------- ---------------
Net assets available for benefits          $ 296,785       66,315       63,966         41,960      7,685    8,349         108,510
                                           =========   ==========    =========   ============  =========  ======= ===============


See accompanying notes to the financial statements.

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                 Statement of Net Assets Available for Benefits

                                December 31, 1996


                                                                                                           Goldman      Heartland
                                                         Washington      The          The                    Sachs      Wireless
                                                           Mutual       Growth     Investment   The Bond    Money    Communications,
                                                         Investors      Fund of    Company of    Fund of    Market     Inc. Common
                                              Total         Fund        America   America Fund   America    Fund          Stock
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------
Assets:
    Investments, at fair value (note 4):
       Goldman Sachs Money Market
         Fund                               $  41,615        11,758        5,054         3,016       792     3,182           17,813
       Mutual funds                            54,469        18,399       18,994        17,076        --        --               --
       Bond fund                                1,276            --           --         1,276        --        --
       Heartland Wireless Communications,
         Inc. common stock                    110,800            --           --            --        --        --          110,800
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------
                                              166,545        18,399       18,994        17,076     1,276        --          110,800
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------
               Total investments              208,160        30,157       24,048        20,092     2,068     3,182          128,613

    Receivables:
       Employer contributions receivable        9,533            --           --            --        --        --            9,533
       Employee contributions receivable       14,548         2,222        1,888         1,527       154       253            8,504
       Investment income receivable               424            34           97           217         2        12               62
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------
               Total receivables               24,505         2,256        1,985         1,744       156       265           18,099
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------
               Total assets                   232,665        32,413       26,033        21,836     2,224     3,447          146,712
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------

Payables - refunds payable                    (15,923)       (1,130)         (15)       (1,644)      (15)      (29)         (13,090)
                                            ---------    ----------    ---------  ------------  --------   -------  ---------------
Net assets available for benefits           $ 216,742        31,283       26,018        20,192     2,209     3,418          133,622
                                            =========    ==========    =========  ============  ========   =======  ===============


See accompanying notes to the financial statements.

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1997

                                                                                                                        Heartland
                                                                                                                        Wireless
                                                        Washington      The         The                    Goldman   Communications,
                                                          Mutual       Growth    Investment    The Bond    Sachs           Inc.
                                                         Investors     Fund of   Company of    Fund of     Money         Common
                                              Total        Fund        America   America Fund  America   Market Fund      Stock
                                            ---------   ----------   ---------  ------------ ---------  ----------- ---------------
Additions to net assets attributed to:

Employer's contributions                    $  96,759           --          --            --        --           --          96,759
   Employees' contributions                   286,811       49,947      51,777        31,877     7,103        7,316         138,791
                                            ---------   ----------   ---------  ------------ ---------  ----------- ---------------
                                              383,570       49,947      51,777        31,877     7,103        7,316         235,550

   Employee rollovers from other plans            930          186         558           186        --           --              --

   Investment income (loss):
      Dividend and interest income              3,845        1,627         465           488       328          313             624
      Net appreciation (depreciation)
        in fair value of investments         (158,851)      11,419       9,066         7,120        75           --        (186,531)
                                            ---------   ----------   ---------  ------------ ---------    --------- ---------------
        Net investment income (loss)         (155,006)      13,046       9,531         7,608       403          313        (185,907)
                                            ---------   ----------   ---------  ------------ ---------    --------- ---------------
               Total additions                229,494       63,179      61,866        39,671     7,506        7,629          49,643

Deductions from net assets attributed to
   Withdrawals                               (149,271)     (29,402)    (25,143)      (19,120)   (2,079)      (3,687)        (69,840)
   Other                                         (180)          --          --            --        --           --            (180)
                                                                                                          --------- ---------------
      Total deductions                       (149,451)     (29,402)    (25,143)      (19,120)   (2,079)      (3,687)        (70,020)
                                            ---------    ---------   ---------     --------- ---------    --------- ---------------
      Net increase (decrease) prior to
     interfund transfers                       80,043       33,777      36,723        20,551     5,427        3,942         (20,377)

Interfund transfers, net                           --        1,255       1,225         1,217        49          989          (4,735)
                                            ---------    ---------   ---------     --------- ---------    --------- ---------------
      Net increase                             80,043       35,032      37,948        21,768     5,476        4,931          25,112

Net assets available for benefits:
   Beginning of year                          216,742       31,283      26,018        20,192     2,209        3,418         133,622
                                            ---------    ---------   ---------     --------- ---------    --------- ---------------
   End of year                              $ 296,785       66,315      63,966        41,960     7,685        8,349         108,510
                                            =========    =========   =========     ========= =========    ========= ===============

See accompanying notes to financial statements.

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1996


                                                               Washington        The            The
                                                                 Mutual        Growth        Investment
                                                                Investors      Fund of       Company of
                                                   Total          Fund         America      America Fund
                                                 ---------     ----------     ---------     ------------
Additions to net assets attributed to:

   Employer's contributions                      $  63,621             --            --               --
   Employees' contributions                        185,541         26,672        22,017           16,422
                                                 ---------      ---------     ---------     ------------
                                                   249,162         26,672        22,017           16,422

   Employee rollovers from other plans              28,646          1,008         1,633            1,485

   Investment income (loss):
      Dividend and interest income                   1,029            221           209              346
      Net appreciation (depreciation)
        in fair value of investments               (60,574)         1,212         1,065              781

      Net investment income (loss)                 (59,545)         1,433         1,274            1,127

               Total additions                     218,263         29,113        24,924           19,034

Deductions from net assets attributed to:
   Withdrawals                                      (1,189)            --            --               --
   Other                                              (332)            --            --               --
                                                 ---------      ---------     ---------     ------------
               Total deductions                     (1,521)            --            --               --
                                                 ---------      ---------     ---------     ------------
   Net increase prior to interfund transfers       216,742         29,113        24,924           19,034

Interfund transfers, net                                --          2,170         1,094            1,158

   Net increase                                    216,742         31,283        26,018           20,192

Net assets available for benefits:
   Beginning of year                                    --             --            --               --
                                                 ---------      ---------     ---------     ------------
   End of year                                   $ 216,742         31,283        26,018           20,192
                                                 =========      =========     =========     ============




                                                                            Heartland
                                                               Goldman       Wireless
                                                 The Bond       Sachs     Communications,
                                                  Fund of       Money       Inc. Common    Disbursement
                                                  America    Market Fund       Stock         Account
                                                 ---------   -----------  --------------   ------------
Additions to net assets attributed to:

   Employer's contributions                             --            --          63,611             10
   Employees' contributions                          2,009         3,148         100,485         14,788
                                                 ---------   -----------  --------------   ------------
                                                     2,009         3,148         164,096         14,798

   Employee rollovers from other plans                  --            --          24,520             --

   Investment income (loss):
      Dividend and interest income                      29            63             161             --
      Net appreciation (depreciation)
        in fair value of investments                    12            --         (63,644)            --

                                                 ---------   -----------  --------------  -------------
      Net investment income (loss)                      41            63         (63,483)            --

                                                 ---------   -----------  --------------  -------------
               Total additions                       2,050         3,211         125,133         14,798

Deductions from net assets attributed to:
   Withdrawals                                          --            --              --         (1,189)
   Other                                                --            --             (70)          (262)
                                                 ---------   -----------  --------------  -------------
               Total deductions                         --            --             (70)        (1,451)
                                                 ---------   -----------  --------------  -------------
   Net increase prior to interfund transfers         2,050         3,211         125,063         13,347

Interfund transfers, net                               159           207           8,559        (13,347)
                                                 ---------   -----------  --------------  -------------
   Net increase                                      2,209         3,418         133,622             --

Net assets available for benefits:
   Beginning of year                                    --            --              --             --
                                                 ---------  ------------  --------------  -------------
   End of year                                       2,209         3,418         133,622             --
                                                 =========  ============  ==============  =============


See accompanying notes to financial statements.

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996


(1)    Description of Plan

       The following description of the Heartland Wireless Communications, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan was established for the benefit of the employees of Heartland Wireless Communications, Inc. ("the Employer" or the "Company") effective January 1, 1996. Participant contributions began the pay period ended June 15, 1996.

              The Plan is a defined contribution plan sponsored by the Company. Employees are eligible to participate in the Plan upon the completion of six months of service during which time they have been credited with 1,000 hours of service and have attained the age of twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

       (b)    Contributions

              Each participant may make voluntary contributions while a participant in the Plan. Participant contributions are limited from two to ten percent of the participant's compensation. The maximum participant deferral amount for 1997 and 1996 is $9,500.

              The Company also makes discretionary matching contributions to the Plan equal to $.50 for each $1 contributed, up to a maximum amount of 2% of a participant's compensation. The aggregate (determined on an annual basis) of participant contributions to the Plan and other Company retirement plans and Company contributions to the Plan and other Company retirement plans on behalf of the participant are limited to the lesser of $30,000 or 25% of the participant's annual compensation.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's voluntary contributions and an allocation of the Company's contribution and Plan earnings (losses). Allocations are based on participant contributions, as defined. Company contributions forfeited by terminated employees are used to reduce any matching contributions of the Company.

       (d)    Investment Program and Vesting

              The Plan allows participants to direct the investments of their contributions into six different investment options.

       The investment programs of the Plan are as follows:

              o Washington Mutual Investors Fund - invests in high quality common stocks and securities convertible into such common stock. The stated investment objective of the fund is to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.

              o The Growth Fund of America - invests in a diversified portfolio consisting primarily of common stocks, with some assets also held in securities convertible into common stocks, cash and cash equivalents, debt securities, or nonconvertible preferred stocks. The fund's investment objective is growth of capital.

              o The Investment Company of America Fund - invests primarily in common stocks; however, assets are also held in securities convertible into common stocks, debt securities, cash or cash equivalents, U.S. Government securities, private placement securities or nonconvertible preferred stock. The fund attempts to achieve its investment objective of long-term growth of capital and income by giving more weight to the possibilities of appreciation and potential dividends than current yield.

              o The Bond Fund of America - invests substantially all of its assets in marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments, with at least approximately two-thirds of the fund's total assets usually invested in bonds. The fund's objective is to provide as high a level of current income as is consistent with the preservation of capital.

              o Goldman Sachs Money Market Fund - invests in cash and cash equivalents such as commercial paper, commercial bank obligations, and securities of the U.S. Government, its agencies and instrumentalities. The objective of this fund is to provide as high a level of current income as is consistent with the preservation of capital.

              o Heartland Wireless Communications, Inc. Common Stock - invests solely and exclusively in Heartland Wireless Communications, Inc. common stock.

              Voluntary contributions by the participant are immediately fully vested and nonforfeitable. A participant's share of Employer contributions vests 20 percent after each year of service, with the participant being fully vested after completing five years of service.

       (e)    Payment of Benefits

              Upon death, disability or termination of service, a participant or designated beneficiary receives a lump sum payment or installments of cash and/or stock at the discretion of the Plan Administrator. Benefits are recorded when paid.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The accompanying financial statements have been prepared on the accrual method of accounting.

       (b)    Investments

              All investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

       (c)    Use of Management Estimates

              The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       (d)    Expenses of the Plan

              The expenses of administration of the Plan, including the expenses of the administration and the fees of the trustee, are paid by the Company. The Company paid $18,979 and $15,905 in fees relating to the Plan in 1997 and 1996, respectively.

(3)    Plan Termination

       Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. Upon termination, participants will become fully vested in their accounts.

(4)    Investments

       The following table presents the fair value of investments representing 5% or more of the Plan's net assets available for benefits:


                                           December 31, 1997         December 31, 1996
                                        -----------------------   -----------------------
                                          Number of       Fair     Number of        Fair
                                        shares/units      value   shares/units      value
                                        ------------      -----   ------------      -----
Washington Mutual Investors Fund               2,039   $ 63,837          750     $ 18,399
The Growth Fund of America                     3,106     59,871        1,146       18,994
The Investment Company of America              1,456     43,050          705       17,076
Fund
Goldman Sachs Money Market Fund                8,221      8,221       41,615       41,615
Heartland Wireless Communications, Inc.
    Common Stock                              60,264   $104,164        8,442     $110,800

       (5)    Tax Status

              The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC").

              The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

       (6)    Refunds Payable

              At December 31, 1997 and 1996, the Plan has recorded refunds payable of $16,022 and $15,923, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests, fee deferrals and employee after-tax contributions to the Plan.

       (7)    Subsequent Events - Liquidity of Plan Sponsor

              On April 24, 1998, the Company received notice from The Nasdaq Stock Market, Inc. ("Nasdaq") that the Company's common stock had failed to maintain a closing bid price of at least $1.00 for 30 consecutive trading days, in violation of Nasdaq's Marketplace Rule 4450(a)(5). Nasdaq informed the Company that in order for the Company to maintain listing of the Company's common stock on the Nasdaq National Market, the closing bid price of the Company's common stock must be $1.00 or more for at least 10 consecutive trading days within a period of 90 calendar days from the date of the notice, and that the Company's common stock would be delisted at the opening of business on July 27, 1998, if such condition was not met. In the event the Company is not able to comply with these requirements, it intends to evaluate all of its options, including pursuing any available procedural remedies under Nasdaq's Marketplace Rules. The liquidity and market value of the Company's stock would be negatively impacted if the Company is not able to maintain its listing on the Nasdaq National Market. Additionally, on April 15, 1998, the Company announced that it would not make a semiannual interest payment of $7.5 million relating to its $115 million 13% Senior Notes due 2003 (the "13% Notes"). Failure to make the interest payment on the 13% Notes could permit the trustee or holders of 25% or more of the 13% Notes to accelerate payment of the 13% Notes. In addition, acceleration of the 13% Notes could permit the trustee or holders of 25% or more of the Company's $125 million 14% Notes due 2004 (the "14% Notes") to accelerate payment of the 14% Notes. The Company currently does not have sufficient funds available to pay in full the indebtedness outstanding under either the 13% Notes or the 14% Notes in the event that any of such indebtedness is accelerated. The Company is in the process of evaluating all options available to finance its business plan and restructure its existing debt. The closing price of the Company's common stock, as reported on the Nasdaq's National Market, was $1.75 on December 31, 1997 and $0.91 on May 20, 1998.

                                                                      Schedule 1

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997




                                                           Number                     Current
  Identity of issue, borrower, lessor or similar party    of shares       Cost         value
------------------------------------------------------    ---------     --------      -------

Washington Mutual Investors Fund                              2,039     $ 58,217       63,837
The Growth Fund of America                                    3,106       58,946       59,871
The Investment Company of America Fund                        1,456       40,730       43,050
The Bond Fund of America                                        490        6,806        6,901
Goldman Sachs Money Market Fund                               8,221        8,221        8,221
Heartland Wireless Communications, Inc.
     Common Stock*                                           60,264      125,733      104,164
                                                                       ---------     --------
         Total assets held for investment                              $ 298,653      286,044
                                                                       =========     ========



*Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2

               HEARTLAND WIRELESS COMMUNICATIONS, INC. 401(k) PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1997



                                                                                                               Current
                                       Aggregate                                     Expense                  value at      Net
                                       number of       Purchase  Selling   Lease   incurred with  Cost of    transaction   gain or
                Description           transactions       price     price  rental   transaction     assets       date       (loss)
                -----------           ------------     --------  -------- ------   -------------  --------   -----------  --------

Purchases:
   The Growth Fund of America                   16     $ 59,486        --     -             -      59,486        59,486        --
   Heartland Wireless Communications,
     Inc. common stock                          13     $153,270        --     -             -     153,270       153,270        --
   The Investment Company of America
     Fund                                       19     $ 39,550        --     -             -      39,550        39,550        --
   Washington Mutual Investors Fund             21     $ 67,425        --     -             -      67,425        67,425        --
   Goldman Sachs Money Market Fund             227     $492,695        --     -             -     492,695       492,695        --

Sales:
   Goldman Sachs Money Market Fund             170     $     --   539,884     -             -     539,884       539,884        --
   The Growth Fund of America                   18     $     --    22,476     -             -      19,181        22,476     3,295
   Washington Mutual Investors Fund             14     $     --    31,804     -             -      27,246        31,804     4,558
   The Investment Company of America
     Fund                                       14     $     --    18,735     -             -      15,809        18,735     2,926
   Heartland Wireless Communications,
     Inc. common stock                          12     $     --    71,497     -             -     211,053        71,497  (139,556)


See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 1998                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                                                    401(k) PLAN

                                   By: Heartland Wireless Communications, Inc.,
                                                             Plan Administrator


                                                      By: /s/ Marjean Henderson
                                                         -----------------------
                                                              Marjean Henderson
                                 Senior Vice President, Chief Financial Officer
                                                        and Assistant Secretary

                                 EXHIBIT INDEX



Exhibit Number                   Description
--------------                   -----------
     *23                 Consent of KPMG Peat Marwick LLP





--------------------
*Filed herewith